EXHIBIT 12.1

                             SOLA INTERNATIONAL INC.

                       RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in thousands)
                                   (Unaudited)


                                                        Year Ended March 31,
                                                 -------------------------------
                                                  1998         1997       1996
                                                 --------    --------   --------
Fixed charges:
   Interest expense ..........................   $ 16,988    $ 16,187   $ 12,412
   Interest capitalized during period ........        666        --         --
   Amortization of financing costs ...........        429         414        273
   Interest portion of rental expense ........      2,607       1,862      1,790
                                                 --------    --------   --------
Total fixed charges ..........................   $ 20,690    $ 18,463   $ 14,475
                                                 --------    --------   --------

Earnings:
   Income from continuing operations before
     income taxes ............................   $ 75,952    $ 41,386   $ 48,612

Fixed charges per above ......................     20,690      18,463     14,475
Less interest capitalized during the period ..       (666)       --         --
                                                 --------    --------   --------

Earnings as adjusted .........................   $ 95,976    $ 59,849   $ 63,087
                                                 ========    ========   ========

Ratio of earnings to fixed charges ...........       4.64        3.24       4.36
                                                 ========    ========   ========